Dividends Capital, Inc

AUDITED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND FOR THE PERIOD FROM JANUARY 30, 2026 (INCEPTION DATE) THROUGH MARCH 31, 2026

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Dividends Capital, Inc
Wildwood, MO

Opinion

We have audited the financial statements of Dividends Capital, Inc (hereinafter referred to as "the Company"), which comprises the balance sheet as of the March 31, 2026, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows from inception (January 30, 2026) through March 31, 2026, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows from inception (January 30, 2026) through March 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 16, 2026
Calabasas, CA 91302

As of	March 31, 2026
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash	$ 5,000
Total Current assets	**5,000**
Total assets	**$ 5,000**
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)	
Current Liabilities:	
Payable to related party	3,910
Total Current Liabilities	**3,910**
Total Liabilities	**$ 3,910**
STOCKHOLDERS' EQUITY/(DEFICIT)	
Common Stock	90
Additional Paid in Capital	4,910
Accumulated (Deficit)	(3,910)
Total Stockholders' Equity	**1,090**
Total Liabilities and Stockholders' Equity	**$ 5,000**

See accompanying notes to financial statements.

(USD $ in Dollars)	From January 30, 2026 (inception date) Through March 31, 2026
Revenue	$ -
Cost of Revenue	-
Gross Profit/ (Loss)	-
General and Administrative	3,910
Total Operating Expenses	3,910
Operating (Loss)	(3,910)
Income/(Loss) Before Provision for Income Taxes	(3,910)
Provision/(Benefit) for Income Taxes	-
Net (Loss)	$ (3,910)

See accompanying notes to financial statements.

For the Inception date March 31, 2026

(USD $ in Dollars)

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	(Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Inception date Janauary 30, 2026	-	$ -	$ -	$ -	$ -
Common Stock	9,000,000	90	4,910		5,000
Net (Loss)	-	-	-	(3,910)	(3,910)
Balance— March 31, 2026	**9,000,000**	**$ 90**	**$ 4,910**	**$ (3,910)**	**$ 1,090**

See accompanying notes to financial statements.

(USD $ in Dollars)	From January 30, 2026 (inception date) Through March 31, 2026
CASH FLOW FROM OPERATING ACTIVITIES	
Net (Loss)	$ (3,910)
Net Cash Provided/Used in Operating Activities	**(3,910)**
CASH FLOW FROM INVESTING ACTIVITIES	
Common stock issued	5,000
Net Cash Provided/Used in Investing Activities	**5,000**
CASH FLOW FROM FINANCING ACTIVITIES	
Payable to related party	3,910
Net Cash Provided/Used in Financing Activities	**3,910**
Change In Cash	5,000
Cash—Beginning of Day	-
Cash—End of Day	**$ 5,000**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	$ -
Cash Paid For Taxes	$ -

See accompanying notes to financial statements.

DIVIDENDS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2026 AND FOR THE PERIOD FROM JANUARY 30, 2026 (INCEPTION DATE) THROUGH MARCH 31, 2026

1.   NATURE OF OPERATIONS

Dividends Capital, Inc was formed on January 30, 2026, in the state of Delaware. The financial statements of Dividends Capital, Inc (which may be referred to as the "Company", "we", "us", or "our) are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wildwood, MO.

Dividends Capital, Inc. acquires established, profitable private businesses and distributes a portion of their net profits as recurring monthly or quarterly dividends to investors through dedicated investment vehicles. The Company serves as a bridge between private equity and passive income opportunities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2026, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of Common Stock, par value $0.00001 per share. The Company has issued 9,000,000 shares of Common Stock as of March 31, 2026.

Voting Rights
The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held as of the record date for each meeting of stockholders and written actions in lieu of meetings.

4.   CONTINGENCIES AND COMMITMENTS

<u>**Contingencies**</u>

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

<u>**Litigation and Claims**</u>

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of March 31, 2026 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5.   RELATED PARTY TRANSACTIONS

As of March 31, 2026 the Company has incurred expenses with the CEO amounting to a total of $3,910. These expenses were incurred in the normal course of operations and relate to costs initially paid by the CEO on behalf of the Company.

As of the reporting date, the Company had an outstanding payable to the CEO of $3,910, which remains unpaid and is recorded under current liabilities in the financial statements.

6.   SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

7.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.